 If filing more than one
 Page 49, ?X? box:            ?

For period ending June 30, 2015          77D
          77Q1
File number 811-21328

At the March 5-6, 2015 Board Meeting, the Board of Trustees approved changes to certain investment policies for Series M, as well as adding a secondary benchmark for Series M.  The changes to the investment policies and the addition of a secondary benchmark became effective, April 30, 2015.